UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-40505

Ambrx Biopharma Inc.

New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

10975 Torrey Pines Road

La Jolla, California

Tel: (858) 875-2400

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary shares, par value US $0.0001 per share*

American depositary shares, each representing 7 ordinary shares, par value US $0.0001 per share

(Description of class of securities)

*

Not for trading, but only in connection with the listing of the American depositary shares on New York Stock Exchange. The American depositary shares represent the right to receive the ordinary shares and are registered under the Securities Act of 1933 pursuant to a separate Registration Statement on Form F-6, as amended. Accordingly, the American depositary shares are exempt from registration under Section 12(a) of the Securities Exchange Act of 1934 pursuant to Rule 12a-8 thereunder.

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☑

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ambrx Biopharma Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

AMBRX BIOPHARMA INC.

Date: March 16, 2023	By:	/s/ Sonja Nelson
Name: Sonja Nelson
Title: Chief Operating and Financial Officer